May 2, 2025

VIA E-mail

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

          Re: Calamos Aksia Hedged Strategies Fund
              Initial Registration Statement on Form N-2
              File Nos. 333-286336, 811-24073


Dear Mr. Deringer:

          On April 2, 2025, you filed an initial registration statement on Form N-2 on behalf of
the Calamos Aksia Hedged Strategies Fund (the    Fund   ), under the Securities
Act of 1933 (the
   Securities Act   ) and the Investment Company Act of 1940 (the    1940 Act
). We have
reviewed the registration statement and have provided our comments below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2. We note that many portions of the filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as
the Fund   s
   organizational documents.

3. Please supplementally advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, including with respect to multi-class and co-investment relief.

4. Please consider specifically including disclosures required by Rule 6-11(d)(1) of Regulation
   S-X (   Reg S-X   ), including if there are any material differences in the
accounting policies of
   the Predecessor Fund when compared to the Fund.
 Joshua B. Deringer, Esq.
Calamos Aksia Hedged Strategies Fund
Page 2

Cover Page

Pages i-iv

5. The disclosure on page i references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including information about when and why the Predecessor Fund was created and whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the Guidestone no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead intends to reorganize into the Fund.

   In addition, please describe supplementally whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one-year period of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

6. The Predecessor Fund is referred to as    Calamos Aksia Hedge Fund Access
Core Alpha LP
   on pages i, 7 and 21 and    Calamos Aksia Hedge Fund Core Access, LP    on
page 73. Please
   reconcile.

7. Footnote (1) on page i states that an initial investment by an accredited investor below
   $25,000 may be permitted as part of a registered investment adviser or
broker   s allocation of
   clients    fee-based advisory assets. Please confirm whether this is also accurate for Class I
   Shares, which have an initial investment minimum of $1,000,000 (rather than $25,000).

8. On page ii, please clarify, if true, that    Alternative Funds    are
commingled asset pools that
   typically offer their securities privately, without registering such securities under the
   Securities Act.

Prospectus

Summary of Fees and Expenses; Pages 15-17

9. Please include a copy of the completed fees and expenses table with your response.

10. Please include a copy of the completed expense example with your response.

11. Please modify the format of the fees and expenses table to present Other Expenses as a sub-
    caption directly above the sub-caption titled    Total Annual Fund
Expenses.
 Joshua B. Deringer, Esq.
Calamos Aksia Hedged Strategies Fund
Page 3

12. Please clarify and amend, if applicable, the disclosure in footnote (8)
stating    the Lesser of
    the Expense Limitation or any other relevant expense limit then in effect (i.e., should it
    refer to    the Lesser of the Expense Limitation or any other expense
limitation in effect when
    the fees were waived or expenses reimbursed   ?).

13. Please explain why a sub-category for Acquired Fund Fees and Expenses is not needed.

The Fund; Page 21

14. Staff notes the disclosure on page 21 describing the reorganization and transfer of substantially all of the assets of Calamos Aksia Hedge Fund Access Core Alpha LP (the
       Private Fund   ) into the Fund simultaneous with its commencement of
operations. Please
    confirm if this formation transaction is being undertaken to seed the fund. If so, please provide an analysis addressing the applicability of Rule 6-11 of Reg S-X to this transaction and address the following:

           a. Whether the transaction meets the definition of a fund acquisition as defined in
              Rule 6-11(a)(2) of Reg S-X.

           b. Confirm if Calamos Advisors LLC continues to serve as the Investment Manager and General Partner to the Private Fund and if the Private Fund has any LPs that will be transferring into the Fund.

           c. What are the future operating plans of the Private Fund and its retained assets?
              Will the Private Fund continue its operations? Will it be winding down? Will it be changing its strategy?

   If the Fund is being seeded in advance of the reorganization and the effectiveness of this prospectus, please include audited seed financial statements for the Fund and the Private
   Fund including Schedules of Investments prepared in accordance with Rules 12-12 through
   14 of Reg S-X and accompanied by a consent from the Fund's and Private Fund s independent registered public accountant. Alternatively, please include audited financial statements for the Fund post reorganization.

   Staff may have additional comments based on the Fund   s responses.

Types of Investments and Related Risks; Pages 28-66

15. Consider whether LIBOR Discontinuation Risk and SOFR Risk on page 61 is still applicable or should be updated.
 Joshua B. Deringer, Esq.
Calamos Aksia Hedged Strategies Fund
Page 4

Subsidiaries; Page 67

16. The Subsidiaries section states that    [t]he Fund may make investments
through wholly-
    owned subsidiaries (   Subsidiaries   ).    In the appropriate section of
the registration statement,
    or in your response, please:

           a. Disclose any of a Subsidiary   s principal investment strategies
or principal risks
              that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

           b. Explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the Fund. If not, please explain why not, citing applicable U.S. GAAP or other accounting guidance.

           c. Confirm in correspondence that a Subsidiary and its board of directors will agree
              to inspection by the Staff of the Subsidiary   s books and
records, which will be
              maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

           d. To the extent a Subsidiary will be a foreign entity, confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the
              United States.

           e. Confirm that a Subsidiary   s management fee (including any
performance fee), if
              any, will be included in    Management Fees,    and the
Subsidiary   s expenses will
              be included in    Other Expenses    in the Fund   s fee table.

Calamos Aksia Hedge Fund Core Access, LP   s Performance; Page 73

17. Because the performance is being adjusted to reflect the Fund   s estimated
expenses, please
    represent supplementally that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the Predecessor Fund.

Determination of Net Asset Value; Pages 74-76

18. Please explain how the adjustment to a private fund   s periodic net asset
value between
    periodic valuation measurement dates, as described in the penultimate paragraph on page 75, is consistent with U.S. GAAP and regulatory requirements absent consideration of other relevant information such as, where determinable, the estimated total return that the valuation agent expects the private market fund to generate on a daily basis for the purposes of
    calculating the Fund   s daily NAV.
 Joshua B. Deringer, Esq.
Calamos Aksia Hedged Strategies Fund
Page 5

19. In the same section, please consider elaborating on the general frequency of third-party
    managers    net asset value measurements and estimates and any delays in their receipt by the
    Adviser.

20. Please consider modifying the valuation related disclosure contained in the first paragraph, first sentence of page 76 to reference may not instead of will not to recognize the
    Adviser   s valuation obligations pursuant to Rule 2a-5 under the 1940 Act.

Statement of Additional Information (SAI)

Investment Restrictions; Pages 18-20

21. Fundamental Policy (5) states that the Fund   s investment restriction with
regards to
    concentration does not apply to investments by the Fund in Alternative Funds (or other comparable investments pools), and that the Fund may invest in such funds that may concentrate their assets in one or more industries. Please disclose that the Fund will consider the investments of underlying funds, to the extent reasonably practicable, in determining
    compliance with the Fund   s own concentration policy.

Certain Provisions of the Agreement and Declaration of Trust

22. We note the exclusive state forum provisions of the Fund   s Agreement and
Declaration of
    Trust (Article 12.4). Please disclose in an appropriate location in the prospectus the corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).


Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Joshua B. Deringer, Esq.
Calamos Aksia Hedged Strategies Fund
Page 6

      Should you have any questions regarding this letter, please contact me at
(202) 551-8645.


                                                  Sincerely,

                                                  /s/ Emily Rowland

                                                  Emily Rowland

cc:   Matthew Williams, Branch Chief
      Michael Kosoff, Senior Special Counsel